June 26, 2007
Mr. Rufus Decker
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-7010
Mail Stop 7010

Re:	Tronox Incorporated
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarter Ended March 31, 2007
Dear Mr. Decker:
The following are Tronox Incorporated’s (the “Company”) responses to the Staff’s comment letter dated June 13, 2007, with respect to the Form 10-K and Form 10-Q referenced above. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
General
1.	Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. These revisions should be included in your future filings, including interim ones where appropriate.
Response
Where a comment below requests additional disclosures or other revisions, the Company has provided you what the revisions will look like in this response. Where appropriate, the Company will include these revisions in its future filings, including interim filings.
Item 9A. Controls and Procedures, page 53
2.	You disclose that your disclosure controls and procedures are effective in alerting you in a timely manner to material information relating to the company that is required to be included in the company’s periodic SEC filings. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your disclosure to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in your filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition your

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

disclosure should clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
Response
The Company will revise its disclosure, under Item 9A. Controls and Procedures paragraph (a), to reflect the underlined changes below in future filings.
“The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission (“SEC”) rules and forms. In addition, the disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.”
Financial Statements
Note 9 – Other Comprehensive Income (Loss), page F-29
3.	Please note that upon the adoption of SFAS 158, any adjustment required by paragraph 16(a) of SFAS 158 should be reflected as an adjustment to the ending balance of accumulated other comprehensive income, and excluded from current period comprehensive income. Please revise your financial statements accordingly. See also paragraph A7 of SFAS 158.
Response
The Company acknowledges that it misinterpreted the implementation requirements of SFAS 158 and intends to present a revised Statement of Comprehensive Income (Loss) and Stockholders’ Equity and a revised Other Comprehensive Income (Loss) footnote for the year

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

ended December 31, 2006 in its Form 10-K for the Year Ending December 31, 2007 (see Schedule A). The Company also intends to make the following disclosure in its Form 10-Q for the Quarter Ending June 30, 2007.
“Note 2. Basis of Presentation and Accounting Policies:

In connection with the Company’s adoption of the transition provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, (“SFAS 158”), the 2006 financial statements included in the Company’s Annual Report on Form 10-K contained a misstatement in the presentation of other comprehensive income (loss). The unrecognized prior service cost and actuarial loss totaling $95.5 million recorded in the Company’s Consolidated Balance Sheet as of December 31, 2006, should have been presented only as an adjustment to the balance of accumulated other comprehensive loss as of December 31, 2006, and not as part of comprehensive income (loss) for the period then ended. The presentation in the Company’s Consolidated and Combined Statement of Comprehensive Income (Loss) and Business/Stockholders’ Equity for the year ended December 31, 2006, and in the related Notes to Consolidated and Combined Financial Statements will be revised in the Company’s Annual Report on Form 10-K for the year ending December 31, 2007, to reflect comprehensive income of $28.5 million for the year ended December 31, 2006 versus comprehensive loss of $67.0 million previously reported.”
The Company has assessed this error under SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS 154”) and has evaluated its materiality according to SAB No. 99, Materiality, (“SAB 99”). Based mainly on the fact that the Company’s accumulated other comprehensive income will not change and the transitional disclosures that were made in Notes 9 and 15 clearly identify the impact of the transition, the Company believes that the misapplication is qualitatively immaterial.
Note 21 – Condensed Consolidating and Combining Financial Information, page F-60
4.	Please revise note 21 to fully comply with Rule 3-10(d) of Regulation S-X.

Please:
•	Disclose, if accurate, that the issuers and all subsidiary guarantors are “100% owned” by the parent company guarantor; and

•	Disclose, if accurate, that the guarantees are “joint and several.”
Please note that the definition of 100% owned in paragraph 3-10(h)(1) of Regulation S-X is not the same as the definition of wholly-owned, which is provided elsewhere.
Response
In future filings, as appropriate, the Company will include statements in its Long-Term Debt footnote clearly indicating:

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

(1)	That the 9.5% Senior Unsecured Notes due 2012 (the “Notes”) were issued by Tronox Finance Corp. and Tronox Worldwide LLC (the “Issuers”);

(2)	That the Company and all of its other 100% owned domestic subsidiaries (the “Subsidiaries”) fully and unconditionally and jointly and severally guarantee the Notes (the “Guarantees”); and

(3)	That the Issuers and all subsidiary guarantors are “100% owned” by the Company (the parent company guarantor).
However, beginning with the Form 10-Q for the quarter ended June 30, 2007, the Company intends to omit the footnote containing the Condensed Consolidating Financial Information (the “Consolidating Footnote”) in its financial statements based on the discussion below.
The Notes were issued on November 28, 2005, by the Issuers in a private offering. The Company and the Subsidiaries fully and unconditionally and jointly and severally guaranteed the Notes. The Issuers, the Company and the Subsidiaries filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which became effective June 14, 2006, that registered Notes and Guarantees that were identical to the Notes and Guarantees issued November 28, 2005. The Issuers, the Company and the Subsidiaries then completed an exchange offer, exchanging the registered Notes and Guarantees for the unregistered Notes and Guarantees.
Form S-4 requires each registrant to file the financial statements required by Regulation S-X. Additionally, Rule 3-10(a)(1) of Regulation S-X provides that “[e]very issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X.” This means that the Issuers and Subsidiaries would have had to file their financial statements as part of the Registration Statement; however, Rules 3-10(b)-(f) of Regulation S-X provide several exceptions to these requirements. The exception applicable to the Issuers and the Subsidiaries is contained in Rule 3-10(d) of Regulation S-X, which provides that when a subsidiary issues securities and both its parent company and one or more other subsidiaries of the parent guarantee those securities, the registration statement, the parent company annual report and the parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if:
(1)	the issuer and all subsidiary guarantors are all 100% owned by the parent company;

(2)	the guarantees are full and unconditional;

(3)	the guarantees are joint and several; and

(4)	the parent company’s financial statements include, in a footnote, condensed consolidating financial information as specified in Rule 3-10.
The first three requirements of Rule 3-10(d) were met, therefore, the Company was permitted to include the Consolidating Footnote in the Registration Statement which allowed the separate financial statements of the Issuers and the Subsidiaries to be omitted from the Registration Statement pursuant to the exception provided by Rule 3-10(d).

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

The Registration Statement became effective in 2006. As a result, the Issuers and the Subsidiaries also became obligated under Section 15(d) of the Exchange Act to file the periodic reports required by the Exchange Act. However, Rule 12h-5 of the Exchange Act provides that “any issuer of a guaranteed security, or guarantor of a security that is permitted to omit financial statement by §210.3-10 of Regulation S-X of this chapter is exempt from the requirements of Section 13(a) or 15(d) of this Act.” Because the Issuers and Subsidiaries were allowed to omit filing their financial statements by Rule 3-10(d) of the Regulation S-X, the Issuers and the Subsidiaries were exempt from Exchange Act reporting obligations pursuant to Rule 12h-5 of the Exchange Act. The Issuers and the Subsidiaries relied upon the exception to filing financial statements provided by Rule 3-10(d) of Regulation S-X and the exemption from filing Exchange Act reports provided by Rule 12h-5 of the Exchange Act throughout 2006.
Section 15(d) of the Exchange Act also provides that an issuer’s obligation to file Exchange Act reports under Section 15(d) is automatically suspended as to any fiscal year, other than the fiscal year in which the registration statement became effective, if, at the beginning of such fiscal year, the securities covered by the registration statement are held of record by fewer than 300 persons. The Notes and Guarantees were held of record by 43 holders on January 1, 2007. As a result, the Exchange Act reporting obligations of the Issuers and the Subsidiaries were automatically suspended on that date. Each Issuer and Subsidiary filed a Form 15 with the SEC on April 10, 2007 providing notice that their Exchange Act reporting obligations had been suspended.
Because the Exchange Act reporting obligations of the Issuers and the Subsidiaries were automatically suspended by statute on January 1, 2007, the Issuers and the Subsidiaries no longer need to rely upon the exception provided by Rule 3-10(d) of Regulation S-X or the exemption provided by Rule 12h-5 of the Exchange Act. As a result, the Company no longer needs to file the Consolidating Footnote required by Rule 3-10(d) of Regulation S-X, which is a requirement necessary to qualify for the exception only and not a general requirement (See Rule 3-10(a)(2) of Regulation S-X).
FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2007
Financial Statements
Basis of Presentation and Accounting Policies, page 4
5.	Please provide us with additional information regarding the basis for each of the reclassifications. Please also provide us with your materiality assessment for the reclassification items for the year ended December 31, 2006 and for each quarter in fiscal 2006.

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

Response
Explanations of the reclassifications are below. Please see also the fourth explanation which pertains to one additional reclassification that will be made in second quarter of 2007 and Schedule B which is the Company’s materiality assessment of these reclassifications.
The reclassification of $0.8 million related to commissions on sales of product which had previously been recorded as rebates.
The Company has a contract with a customer where, under the terms of the contract, the Company delivers specified products to the customer’s affiliates and bills each affiliate for product purchased.
In addition, the contract calls for commissions to be paid to the customer, not to the manufacturing affiliates, as compensation for product development and qualification, collections and sales and operational planning services received from the customer.
During the first quarter 2007 closing process, the Company reviewed the contract and the guidance in Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),
(“EITF 01-9”).
The Company concluded that it receives a sufficiently separable and identifiable benefit in exchange for the commissions. Although the Company could enter into agreements with other companies for product development and qualification services, it is more efficient to utilize one agreement with the customer to achieve the same benefit.
Consistent with how the Company would evaluate the fair value of such services received from parties other than the customer, the Company estimates the fair value of the services received based on the increased profitability from the customers manufacturing affiliates achieved through additional volume supplied to those affiliates and changes in product mix requirements of those affiliates as a result of receiving such services. Based on this, the Company does not believe that the consideration paid to the vendor exceeds the benefit received; however, the Company will reduce net sales by the amount of the excess if it determines this is the case in future periods.
Based on the above discussion, the Company believes that accounting for the commissions as a selling, general and administrative expense is a more accurate depiction of the contract.
Sales rebates, previously presented with accounts payable, are now presented with accrued liabilities in the Company’s Condensed Consolidated Balance Sheets.
While reviewing the accounting for rebates and commissions noted above, the Company evaluated the balance sheet classification of these items.

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

The Company’s accounts payable include amounts that are expected to be required to cover expenditures within the year for known obligations that can be specifically determined. The Company’s accrued liabilities include estimated or accrued amounts that are expected to be required to cover expenditures within the year for known obligations that can be determined only approximately (as in the case of provisions for accruing bonus payments).
Rebates payable by the Company are estimable; however, the exact amount is not known at the time of the sale due to volumetric requirements or other similar contractual terms. Accruals are made on a systematic and rational basis to allocate the cost of the rebate to the underlying transaction and are presented as a reduction of revenue in the income statement in accordance with EITF 01-9. Accordingly, while these amounts are payable to customers, the Company believes that including rebates in accrued liabilities is a better presentation because not all of such amounts are presently due at the balance sheet date.
The reclassification of $1.8 million related to selling, general and administrative costs for which the Company is reimbursed.
The Company bills the Tiwest Joint Venture Partner for out-of-pocket expenses classified in the Company’s income statement as selling, general and administrative expenses based on several contracts with its partner.
During the first quarter 2007 closing process, the Company concluded that it was not accounting for these reimbursements in accordance with EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, (“EITF 01-14”). EITF 01-14 essentially requires that all reimbursements of such costs be accounted for as revenue, not as a reduction of costs. Accordingly, the Company believes that a reclassification of the reimbursements from a reduction of selling, general and administrative expenses to revenue was appropriate.
In the second quarter of 2007 the Company intends to reclassify $0.6 million of railcar expenses previously classified as selling, general and administrative expenses to cost of sales.
The Company incurs railcar expense for the distribution of slurry and sodium chlorate to customers. EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs, states that the classification of shipping and handling costs is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion 22, Disclosure of Accounting Policies. The Company discloses in its Annual Report on Form 10-K that,
“Cost of goods sold includes the costs of manufacturing and distributing products, including raw materials, energy, labor, depreciation and other production costs.

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

Receiving, distribution, freight and warehousing costs are also included in cost of goods sold.”
Subsequent to the filing of the 10-Q for quarter ended March 31, 2007, the Company concluded that although the majority of the Company’s distribution expenses were recorded as cost of sales, railcar expenses had been recorded as selling, general and administrative expenses.
The Company believes that a reclassification of the railcar expenses from selling, general and administrative expenses to cost of sales is appropriate.
The Company also assessed these reclassifications under SFAS 154 and has evaluated materiality according to SAB 99.
Based on the Company’s review of the qualitative factors discussed in SAB 99, it believes that a substantial likelihood exists that the reclassification entries being made during 2007 would not have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available in prior periods.
The reclassifications to the balance sheet resulted in no change to total current liabilities or assets, total liabilities or assets, stockholders’ equity, or working capital. The Company does not believe that a reasonable investor would view the change as a material fact.
The reclassifications to the income statement resulted in no change to income from continuing operations, net income or earnings per share but did increase gross margin and gross margin percentage in all prior periods. The largest increase in gross margin percentage was 0.68%. from 8.31% to 8.99%, in the second quarter of 2006. Although there were increases in sales, selling, general and administrative expenses and gross margin, the Company does not believe these increases resulted in a material change to how a reasonable investor evaluated the Company’s performance.

June 26, 2007
Rufus Decker, Division of Corporate Finance
United States Securities and Exchange Commission

As specifically requested by the Commission, Tronox Incorporated acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in it’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact me by telephone at (405) 775-5498 or by facsimile at (405) 775-5153.
Thank you for your assistance.
Very truly yours,
/s/ Mary Mikkelson
Mary Mikkelson
Senior Vice President and Chief Financial Officer
Attachments

cc:	Scott Watkinson, Staff Accountant
Roger G. Addison, VP, General Counsel and Secretary
David J. Klvac, VP and Controller

Schedule A
The schedule below shows the revised Consolidated and Combined Statement of Comprehensive Income (Loss) and Business/Stockholders’ Equity for the period from December 31, 2005 through December 31, 2006.

					Accumulated			Total
	Class A	Class B	Capital in		Other			Business/
	Common	Common	Excess of	Accumulated	Comprehensive	Treasury	Deferred	Stockholders’
	Stock	Stock	Par Value	Deficit	Income (Loss)	Stock	Compensation	Equity
	(In Millions)
Balance at December 31, 2005	$0.2	$0.2	$461.5	$(2.9)	$35.4	$—	$(5.4)	$489.0
Cumulative effect of an accounting change	—	—	—	(1.4)	—	—	—	(1.4)

Balance at January 1, 2006	0.2	0.2	461.5	(4.3)	35.4	—	(5.4)	487.6
Comprehensive Income (Loss):
Net loss	—	—	—	(0.2)	—	—	—	(0.2)
Other comprehensive income	—	—	—	—	28.7	—	—	28.7

Comprehensive income								28.5
Contribution from Kerr- McGee	—	—	16.5	—	—	—	—	16.5
Issuance and amortization of employee stock-based awards	—	—	3.3	(0.2)	—	(0.5)	5.4	8.0
Other	—	—	0.3	—	—	—	—	0.3
Dividends declared ($0.20 per share)	—	—	—	(8.1)	—	—	—	(8.1)
Adjustment to initially apply SFAS 158, net of taxes	—	—	—	—	(95.5)	—	—	(95.5)

Balance at December 31, 2006	$0.2	$0.2	$481.6	$(12.8)	$(31.4)	$(0.5)	$—	$437.3

The schedule below shows the revised Other Comprehensive Income (Loss) footnote for the year ended December 31, 2006.

2006
(In millions)
Foreign currency translation adjustments	$31.0
Unrealized loss on cash flow hedges, net of taxes of $1.9	(3.5)
Reclassification of realized loss on cash flow hedges to net income, net of taxes of $(1.4)	2.2
Establishment of minimum pension liability upon creation of new plans	(1.0)

$28.7

Schedule B
The schedules below show the effect each of the entries had on the financial statement line items that have been changed.
Tronox Incorporated
2007 Reclassifications
(In millions)

	Balance Sheet Reclassifications
	Q1-06	Q2-06	Q3-06	10-K
Accounts payable
Previously reported	$184.5	$193.8	$188.5	$208.2
Reclassification of rebates	(14.6)	(19.2)	(23.4)	(24.6)

Reclassified accounts payable	$169.9	$174.6	$165.1	$183.6

Reclassification % of previously reported	7.9%	9.9%	12.4%	11.8%

Accrued liabilities
Previously reported	$171.7	$157.5	$202.3	$187.4
Reclassification of rebates	14.6	19.2	23.4	24.6

Reclassified accrued liabilities	$186.3	$176.7	$225.7	$212.0

Reclassification % of previously reported	8.5%	12.2%	11.6%	13.1%

Total current liabilities
Previously reported	$369.9	$360.8	$401.5	$411.9
Reclassification of rebates	—	—	—	—

After reclassification	$369.9	$360.8	$401.5	$411.9

Reclassification % of previously reported	0%	0%	0%	0%

	Income Statement Reclassifications
	Q1-06	Q2-06	Q3-06	Q4-06	Total Year
Net sales
Previously reported	$336.2	$372.9	$376.2	$326.3	$1,411.6
Tiwest SG&A rebill reclassification	1.8	2.0	1.3	1.3	6.4
Commission reclassification	0.8	1.1	1.0	0.9	3.8

Total reclassified	2.6	3.1	2.3	2.2	10.2

Reclassified net sales	$338.8	$376.0	$378.5	$328.5	$1,421.8

Reclassification % of previously reported	0.8%	0.8%	0.6%	0.7%	0.7%

Cost of sales
Previously reported	$276.0	$341.9	$334.1	$292.7	$1,244.7
Railcar reclassification	0.6	0.3	0.4	0.3	1.6

Reclassified cost of sales	$276.6	$342.2	$334.5	$293.0	$1,246.3

Reclassification % of previously reported	0.2%	0.1%	0.1%	0.1%	0.1%

Gross margin
Previously reported	$60.2	$31.0	$42.1	$33.6	$166.9
Total reclassifications	2.0	2.8	1.9	1.9	8.6

Reclassified gross margin	$62.2	$33.8	$44.0	$35.5	$175.5

Reclassification % of previously reported	3.3%	9.0%	4.5%	5.7%	5.2%

Selling, general and administrative expenses
Previously reported	$35.7	$25.5	$28.1	$29.4	$118.7
Railcar reclassification	(0.6)	(0.3)	(0.4)	(0.3)	(1.6)
Tiwest SG&A rebill reclassification	1.8	2.0	1.3	1.3	6.4
Commission reclassification	0.8	1.1	1.0	0.9	3.8

Total reclassified	2.0	2.8	1.9	1.9	8.6

Reclassified selling, general and administrative expenses	$37.7	$28.3	$30.0	$31.3	$127.3

Reclassification % of previously reported	5.6%	11.0%	6.8%	6.5%	7.2%